Exhibit 99.139

For Immediate Release

Engine Media rapidly advances business; unveils key product and programming initiatives

●	Launches UMG TV on Apple providing consumers with a new streaming service with esports news, competitions and play-along gaming
●	Plans to expand on Overwatch & Rocket League Collegiate Clashes to add more college teams and additional gaming competitions
●	The Race All-Star Series powered by ROKiT Phones, to hold esports Legends race on the Indianapolis Motor Speedway on Memorial Day weekend, Saturday, May 23rd; to be aired live in the U.S. on ESPN2, internationally on Eurosport and the-race.com/youtube

TORONTO, ON, May 14, 2020 – Engine Media Holdings, Inc. (“Engine Media”) (TSX-V: GAME) (OTCQB: MLLLD), a newly formed company that brings together the power and popularity of esports, news, gaming, interactivity and engagement for consumers, has launched its app UMG TV on the Apple iOS and Apple TV platform, which showcases the latest esports content from UMG Gaming – offering access to news, gaming competitions and interactive, play along opportunities with esports content through their iPhone, iPad or Apple TV.

In addition, the company announced that it will expand on its popular Overwatch & Rocket League Collegiate Clash competitions. UMG will form a college Esports and Gaming Conference that will include more teams from different colleges and universities, additional games and more esports and gaming competitions between schools.

Engine Media, which owns Torque Esports also announced yesterday that its ground-breaking All-Stars esports racing championship, The Race All-Star Series powered by ROKiT Phones, will hold a virtual race on the Indianapolis Motor Speedway on Memorial Day weekend, Saturday May 23rd, with drivers from the Indy Series, Formula One and other circuits. While the real venue will remain idle and the Indianapolis 500 will not be raced over the Memorial Day weekend, the competition from the virtual rFactor 2 version will be fierce with six Indianapolis 500 champions and a number of major stars competing on the Indianapolis oval for the first time.

The race will be seen live on Disney-owned (NYSE: DIS) ESPN2 in the US; in the UK on Discovery-owned (Nasdaq: DISCA) Eurosport; across Europe on Eurosport’s social media and digital platforms and online on The-Race.com/YouTube. Highlights will also be distributed to 71 international networks with a global reach of more than 610 million homes.

Engine Media was formed through the combination of Torque Esports Corp., Frankly Inc., and WinView, Inc. The companies closed their transaction earlier this week and began trading under the ticker symbol(TSX-V: GAME) (OTCQB: MLLLD) on Wednesday, May 13, 2020.

The announcements today are the first in a series of business developments that demonstrate the integration opportunities from this unique combination of assets, ranging from esports content, streaming technology, sports gaming, data and analytics as well as intellectual property.

UMG TV on Apple features esports and gaming programming, news and competitions in English and Spanish and is available free for download in the App store at: https://apps.apple.com/us/app/umg-tv/id1509072337 The app is also available on Android, Fire TV and Roku.

Programming available on the app will include:

●	UMG Rewind – A news-focused entertaining and fast-paced review of the professional esports scene, with league activity, roster changes, game updates, and more.
●	The Race All-Star Series powered by ROKiT Phones – Watch racing legends, top international modern racers and the world’s leading esports racers each compete in this high-profile racing competition.
●	Overwatch & Rocket League Collegiate Clash - Colleges across North America compete in our weekly tournament series for scholarship funds, equipment and other prizes for their school’s program.
●	Gears of War Emergence Days – An invite-only Gears of War series where the biggest teams in the Gears scene battle it out for $500 in prizes each week.
●	Gears Challenger Series - Watch the finals of the US and Latin American Gears of War 2K tournament.

Tom Rogers, Executive Chairman of Engine Media said: “Bringing together these businesses – each of which is a leader in gaming, streaming and interactivity – has many significant growth opportunities. The launch of UMG TV on Apple is a powerful example of the way we can take esports and gaming content, as well as news and information about the genre, while using the streaming distribution technology that Frankly Media brought to the table to make esports more accessible and interesting for consumers. Our collegiate clash series that began in March has been incredibly popular and we are now advancing those efforts to create a conference for college teams to participate on an ongoing basis in esports and gaming. We are just scratching the surface of potential.”

Darren Cox, Co-CEO of Engine Media said, “After we launched our first exclusive Legends Trophy event, we’ve been astounded by the number of racing superstars who were keen to compete. With so many Indianapolis 500 legends in the field, it made perfect sense for us to compete on Memorial Day. Everyone is disappointed that this amazing venue is quiet during the month of May this year, but the chance for fans to watch Fittipaldi, Montoya, Castroneves, de Ferran, Franchitti, Kanaan and more compete on ESPN2, Eurosport, YouTube and more is just too good to be true.”

Lou Schwartz, Co-CEO of Engine Media added, “UMG TV on Apple really leverages our streaming technology and experience in building great content experiences for consumers. This will make gaming and esports content even more entertaining, will help drive audience growth and tap into the growing popularity of esports and gaming. This is something that our audience has wanted and we are excited to deliver it for them.”

Darcy Lorincz, COO of Torque Esports commented, “Our collegiate challenges have grown in popularity and we’ve literally had more than 800 colleges and universities seek opportunities to have teams enter our competitions. Our platform which allows these competitions to be played remotely without teams being physically present is unique and compelling. This was true before and even more true in the Covid-19 pandemic. As a result, we are adding teams and have additional games that will become available when published in the coming weeks. The excitement for this among college students is really remarkable.”

About Engine Media Holdings, Inc.

Engine Media is focused on accelerating new, live, immersive esports and interactive gaming experiences for consumers through its partnerships with traditional and emerging media companies. The company was formed through the combination of Torque Esports Corp., Frankly Inc., and WinView, Inc. and trades publicly under the ticker symbol (TSX-V: GAME) (OTCQB: MLLLD). Engine Media will generate revenue through a combination of: direct-to-consumer and subscription fees; streaming technology and data SaaS-based offerings; programmatic advertising and sponsorships; as well as intellectual property licensing fees. To date, the combined companies have clients comprised of more than 1,200 television, print and radio brands including CNN, ESPN, Discovery / Eurosport, Fox, Vice, Newsweek and Cumulus; dozens of gaming and technology companies including EA, Activision, Blizzard, Take2Interactive, Microsoft, Google, Twitch and Ubisoft; and have connectivity into hundreds of millions of homes around the world through their content, distribution and technology.

For more information about each of its companies and businesses visit:

Torque Esports whose brands and businesses include UMG, Stream Hatchet, Eden Games, IDEAS + CARS, The-Race.com, WTF1 and Allinsports visit: www.torqueesport.com.

Frankly and its wholly-owned subsidiary Frankly Media, LLC, provides a complete suite of solutions for streaming, VOD and advertising visit: www.franklymedia.com.

WinView is a Silicon Valley-based company, pioneering second-screen interactive TV which is pioneering mobile gaming and interactive second screen viewing through its ownership and licensing of intellectual property foundational patents visit: www.winview.tv.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements relating to the expectations regarding the benefits and synergies resulting from the business combination and the capabilities of the combined entity following the business combination and anticipated growth of the combined entity. In respect of the forward-looking information concerning the anticipated benefits of the business combination, the synergies expected to be realized and the expected capabilities of the combined entity following the business combination, Torque and Frankly have provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to certain industry trends and expectations, and management of the combined entity’s assumption of its ability to successfully integrate the businesses and exploit perceived opportunities, Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including without limitation risks relating to business integration, capital requirements, general risks relating to the ongoing COVID-19 pandemic and the prevailing volatile and adverse general market conditions and other risks and uncertainties identified in Torque and Frankly’s continuous disclosure filings on their respective SEDAR profiles. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking information contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque and Frankly do not assume any obligation to update or revise any forward-looking information, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information

Paul Ryan, paul.ryan@torqueesport.com, 678-644-0404

Whit Clay, wclay@sloanepr.com, 917-601-6012

Darren Cox, CEO darrencox@torqueesport.com

Frankly (Media and IR):

press@franklyinc.com

Matt Glover or Tom Colton, Gateway Investor Relations, TLK@gatewayir.com, 949-574-3860

WinView:

Anthony Giombetti - anthony@winview.tv

Page 4 of 4